UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2005
Commission file number 1-9947

TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

TRC COMPANIES, INC.
(Name of issuer of the securities held pursuant to the plan)

21 Griffin Road North
Windsor, Connecticut 06095
(Address of principal executive offices)

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Index to Financial Statements
For the Fiscal Years Ended June 30, 2005 and 2004

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants in the
TRC Companies, Inc. 401(k) Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of June 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Hartford, CT

January 6, 2006

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Statements of Net Assets Available for Benefits
For the Fiscal Years Ended June 30, 2005 and 2004

	2005	2004
ASSETS:		
Investments, at fair value:		
Cash and cash equivalents	$ 8,036,423	$ 7,757,280
Mutual funds	58,159,774	48,460,241
TRC common stock	8,235,911	11,012,830
Participant loans	1,331,820	1,217,943
Total investments	75,763,928	68,448,294
Receivables:		
Employer contributions	89,086	67,430
Participant contributions	325,524	237,811
Accrued investment income	256	2,362
Total receivables	414,866	307,603
Liabilities:		
Excess contributions payables	110,205	-
Total payables	110,205	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 76,068,589	$ 68,755,897

See accompanying notes to financial statements.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Fiscal Years Ended June 30, 2005 and 2004

	2005	2004
ADDITIONS:		
Contributions:		
Participants	$ 7,156,463	$ 6,778,030
Employer	2,194,750	2,395,342
Participant rollovers	1,107,421	358,388
Transfers in of net assets from merged plans	1,811,912	2,663,357
Total contributions	12,270,546	12,195,117
Investment income:		
Net appreciation in fair value of investments	-	7,569,281
Interest and dividend income	1,852,456	729,899
Total investment income	1,852,456	8,299,180
Total additions	14,123,002	20,494,297
DEDUCTIONS:		
Benefits paid to participants	4,865,868	4,126,527
Deemed distribution of loans to participants	321,650	184,804
Administrative fees and expenses	19,169	16,673
Net depreciation in fair value of investments	1,603,623	-
Total deductions	6,810,310	4,328,004
INCREASE IN NET ASSETS	7,312,692	16,166,293
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	68,755,897	52,589,604
End of year	$76,068,589	$68,755,897

See accompanying notes to financial statements.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Notes to Financial Statements as of and for the
Fiscal Years Ended June 30, 2005 and 2004

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. (the "Company") 401(k) Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its eligible subsidiaries who have attained 18 years of age and completed one quarter year of service. The Compensation Committee of the Company's Board of Directors controls and manages the operation and administration of the Plan. Merrill Lynch Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Effective July 1, 2003 the maximum contribution rate was increased to 75% of participants' pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Participants may also contribute amounts representing distributions from other qualified plans. On the first 6% of compensation contributed, the Company may provide a discretionary matching contribution. The amount of the discretionary matching contribution is determined annually by the Compensation Committee of the Company's Board of Directors based upon operating performance. For the years ended June 30, 2005 and 2004, the Company's discretionary matching contributions were equal to $.50 for each $1.00 contributed by the participants up to 6% of compensation. Such Company matching contributions are deposited into the TRC Stock Fund.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution and allocations of forfeitures of terminated participants' non-vested accounts and Plan earnings. Participant accounts are charged with withdrawals, certain administrative expenses and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's matching contributions and actual earnings thereon is based upon years of continuous service. A participant will become 34% vested after two years of service, 66% percent after three years of service and is fully vested after four years of service.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, fourteen mutual funds and the TRC Stock Fund as investment options for participants. Participants may change their investment options at any time.

Forfeitures

Effective July 1, 2003, if a participant's employment terminates before their account balances become fully vested, the non-vested portion of their account is forfeited and first used to reduce Company matching contributions; second, any remaining forfeitures shall be used to offset Plan administrative costs; and third, any remaining forfeitures shall be allocated to remaining Plan participants. For the years ended June 30, 2005 and 2004: (1) forfeitures of $143,161 and $98,279, respectively, were used to offset Company matching contributions. (2) the Plan did not allocate any remaining forfeiture amount to offset the administrative expenses and (3) forfeitures of $0 and $200,288, respectively, were proportionately redistributed to participants. For the years ended June 30, 2005 and 2004, forfeiture credits of $64,327 and $36,126, respectively, were available for allocation.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. In the event of death or permanent disability, the participant becomes fully vested in their account balance. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Participant Loans

Participants may borrow form their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. Loan terms range from 1 – 5 years or up to 10 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions. A single loan was grandfathered upon completion of a plan merger that is scheduled to mature in 2031.

Other In-Service Withdrawals

The Plan permits payment of benefits to participants to satisfy a financial need such as medical or educational expenses and the purchase of a principal residence. In the case of an in-service withdrawal, payment is limited to the amount of the participants vested account balance exclusive of earnings credited to the account after December 31, 1988.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various instruments including a money market fund, mutual funds and the TRC Stock fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts recorded on the financial statements.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at fiscal year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but were not yet paid at June 30, 2005 and 2004.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of Internal Revenue Code limits. As of June 30, 2005, $110,205 of excess contributions were due to participants. No excess contributions were due to participants as of June 30, 2004.

Administrative Expenses

Generally, all fees and expenses related to the administration of the Plan are paid by the Company or its eligible subsidiaries. Participants with loans from the Plan are charged a monthly loan administrative fee.

NOTE 3 - INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2005 and 2004 were as follows:

	2005	2004
Merrill Lynch S&P 500 Index Fund	$ 10,754,882	$ 9,525,909
TRC Stock Fund	8,235,911	11,012,830
Money Market Fund	7,936,954	7,728,575
Blackrock Aurora Portfolio Fund	6,790,154	-
ING Intermediate Bond Fund	6,194,563	5,022,811
Alliance Growth and Income	6,116,770	4,968,084
Wells Fargo Large Company Growth Fund	5,318,065	5,190,786
Oppenheimer International Growth Fund CL A	5,312,469	4,161,561
Fidelity Advantage Value Strategies	3,888,495	-
State Street Aurora Fund	-	6,188,553

During the fiscal years ended June 30, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Oppenheimer International Growth Fund CL A	$ 484,533	$ 695,531
Merrill Lynch S&P 500 Index Fund	445,001	447,993
Alliance Growth and Income	329,036	590,877
Van Kampen Equity Income Fund CL A	154,912	168,615
Phoenix Duff & Phelps Real Estate Fund	135,649	11,789
Fidelity Advantage Value Strategies	108,918	694,449
ING Intermediate Bond Fund	96,856	(173,727)
Allianz Pea Growth Fund	70,472	-
Merrill Lynch Fundamental Growth Fund CL A	52,969	252,268
Lord Abbett Small Cap Value Fund	44,479	16,907
Dreyfus New Leaders	4,219	156,381
State Street Aurora Fund	-	1,513,955
BGI S&P 500 Stock Index Fund	-	966,390
PIMCO Growth Fund CL A	-	384,776
BGI Asset Allocation Fund	-	296,600
BGI Bond Index Fund	-	(23,406)
Merrill Lynch Low Duration Fund CL D	(10,791)	(31,475)
Wells Fargo Large Company Growth Fund	(13,704)	527,814
Blackrock Aurora Portfolio Fund	(173,110)	-
TRC Stock Fund	(3,333,062)	1,073,544
	$ (1,603,623)	$ 7,569,281

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market and mutual funds managed by Merrill Lynch Group Employee Services. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2005 and 2004, the Plan held 583,693 and 548,721 shares, respectively, of common stock of TRC Companies, Inc., the sponsoring employer, with a cost basis of $11,352,420 and $10,491,380, respectively.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 6 – FEDERAL INCOME TAX STATUS

The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated June 4, 2002. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 7 – PLAN TRANSFERS

During the fiscal year ended June 30, 2005, approximately $1.8 million in assets associated with the SGS Witter, Inc. 401(k) Profit Sharing and Trust Plan were merged into the Plan and are included in transfer of net assets from merged plans.

During the fiscal year ended June 30, 2004, approximately $2.7 million in assets associated with the Imbsen and Associates, Inc. 401(k) Profit Sharing Plan were merged into the Plan and were included in transfer of net assets from merged plans.

TRC Companies, Inc. 401(k) Retirement and Savings Plan
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
June 30, 2005

EIN: 06-0853807
PN: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	(e) Current Value	
	Merrill Lynch Trust Company:			
*	Merrill Lynch S&P 500 Index Fund	Mutual fund, 731,127 shares	$	10,754,882
*	TRC Stock Fund	Stock fund, 583,693 shares		8,235,911
*	Blackrock Aurora Portfolio	Mutual fund, 169,331 shares		6,790,154
*	ING Intermediate Bond Fund	Mutual fund, 588,837 shares		6,194,563
*	Alliance Growth and Income	Mutual fund, 1,653,181 shares		6,116,770
*	Wells Fargo Large Company Growth Fund	Mutual fund, 112,575 shares		5,318,065
*	Oppenheimer International Growth Fund CL A	Mutual fund, 284,241 shares		5,312,469
*	Fidelity Advantage Value Strategies	Mutual fund, 113,005 shares		3,888,495
*	Dreyfus New Leaders	Mutual fund, 63,955 shares		2,789,068
*	Van Kampen Equity Inc. Fund CL A	Mutual fund, 316,989 shares		2,719,767
*	Allianz Pea Growth Fund	Mutual fund, 112,322 shares		2,308,226
*	Merrill Lynch Low Duration Fund CL D	Mutual fund, 187,477 shares		1,893,519
*	Merrill Lynch Fundamental Growth Fund CL A	Mutual fund, 91,794 shares		1,577,931
*	Lord Abbett Small Cap Value Fund	Mutual fund, 46,907 shares		1,302,619
*	Phoenix Duff & Phelps Real Estate Fund	Mutual fund, 45,422 shares		1,193,247
*	Money Market Fund	Money Market Fund		7,936,954
	Cash	Cash		99,468
*	Plan Participants	Participant loans (maturing 2005 to 2031 at interest rates of 5% to 10.5%)		1,331,820
	Total		$	75,763,928

* Denotes party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRC COMPANIES, INC. 401(k)
RETIREMENT AND SAVINGS PLAN

January 6, 2006

By: Harold C. Elston, Jr.
Plan Administrative Committee Member

Deloitte.

Exhibit 23.1

Deloitte & Touche LLP
City Place
185 Asylum Street, 33rd Floor
Hartford, CT 06103-3402
USA

Tel: 1-860-280-3000
Fax: 1-860-280-3051
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-70662 of TRC Companies, Inc. on Form S-8 of our report dated January 6, 2006 appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the fiscal year ended June 30, 2005.

Deloitte & Touche LLP

January 6, 2006